LIXTE BIOTECHNOLOGY HOLDINGS, INC.

680 East Colorado Boulevard, Suite 180

Pasadena, California 91101

June 24, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lixte Biotechnology Holdings, Inc.

Registration Statement on Form S-1

File No. 333-288120

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Lixte Biotechnology Holdings, Inc., a Delaware corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on Thursday, June 26, 2025, or as soon thereafter as is practicable. Please call our counsel, David Ficksman of TroyGould PC at 818 469 4200 to provide notice of effectiveness.

Very truly yours,

LIXTE BIOTECHNOLOGY HOLDINGS, INC.

By:	/s/ Geordan Pursglove
Geordan Pursglove
Chief Executive Officer